Final Term Sheet

Filed Pursuant to Rule 433

Registration Statement No. 333-82500

July 11, 2006

TARGET CORPORATION

5.875% Notes Due 2016

Issuer:	Target Corporation

Aggregate Principal Amount Offered:	$750,000,000

Maturity Date:	July 15, 2016

Coupon (Interest Rate):	5.875% per annum

Price to Public (Issue Price):	99.962% of principal amount, plus accrued interest from the expected settlement date

Yield to Maturity:	5.880%

Gross Spread:	0.450%

Net Proceeds:	$746,340,000 (before transaction expenses)

Benchmark Treasury:	UST 5.125% due May 15, 2016

Benchmark Treasury Price and Yield:	100-6; 5.100%

Spread to Benchmark Treasury:	0.780% (78 basis points)

Interest Payment Dates:	Semi-annually on January 15 and July 15, commencing on January 15, 2007

Record Dates:	January 1 and July 1

Day Count:	30/360

Redemption:

The Notes will be redeemable at Issuer’s option at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes and (ii) the sum of the present values of remaining scheduled payments of principal and interest (exclusive of interest accrued to the date of redemption) on such Notes discounted to the redemption date on a semi-annual basis at the Treasury Rate (as specified in Exhibit (99)A to the Issuer’s most recent Annual Report on Form 10-K) plus 0.120% (12 basis points), plus accrued interest to the redemption date

Minimum Denominations:	$100,000 and multiples of $1,000 in excess thereof

Form:	Global notes through DTC

Tax Gross-Up:	None

Defeasance:	Defeasance as provided in Indenture (referred to below)

Indenture:	Indenture dated as of August 4, 2000 between Target Corporation and J.P. Morgan Trust Company, National Association, as trustee

Governing Law:	State of Minnesota

Trade Date:	July 11, 2006

Settlement Date (T+3):	July 14, 2006

Underwriters:	Merrill Lynch & Co., Citigroup, Goldman, Sachs & Co., Banc of America Securities LLC, JPMorgan, Lehman Brothers, BNP PARIBAS and HSBC

Type of Offering:	SEC registered (No. 333-82500)

Listing:	None

Long-term debt ratings:	Moody’s, A2; S&P, A+; Fitch, A+

Note:	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 500-5408 or (877) 858-5407.